EXHIBIT 99.1

Evaxion announces changes to Executive Management to optimize the value of proprietary AI-Immunology™ platform and portfolio

  Chief Executive Officer (CEO) Christian Kanstrup steps down
  Chief Scientific Officer Birgitte Rønø appointed interim CEO and search for new CEO has commenced
  Thomas Schmidt appointed permanent Chief Financial Officer

COPENHAGEN, Denmark, July 1, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces several key executive management changes to optimize value from its proprietary AI-Immunology™ platform and pipeline.

Christian Kanstrup has stepped down as Chief Executive Officer (CEO) and Evaxion has initiated the search for a new permanent CEO to lead its next phase of growth and to accelerate value creation from its AI-based technologies and assets developed over the past 17 years.

Dr. Birgitte Rønø, Evaxion’s Chief Scientific Officer, has been appointed interim CEO. Dr. Rønø has been with Evaxion since 2017 and joined its Executive Management in 2021. She brings deep scientific and strategic expertise to the role.

Thomas Schmidt has been appointed permanent Chief Financial Officer (CFO). He joined Evaxion in November 2024 as interim CFO and brings strong financial acumen and capital markets experience.

“Evaxion is in a strong position as we continue our focus to unlock the full business potential of our AI-Immunology™ platform. I would like to thank Christian for his valuable contributions during a pivotal phase in Evaxion’s ongoing transformation.

I also thank Birgitte for accepting her appointment to interim CEO, ensuring leadership continuity based on her four years as a member of Executive Management and a key contributor to our corporate strategy. Birgitte will be supported in daily management by Thomas Schmidt with his financial expertise and a solid understanding of our operations and leadership capabilities.

The Board of Directors will carry through a diligent search for a new CEO with a strong business development focus, proven transformational leadership, and the executional capabilities required to drive strategic partnerships,” says Marianne Søgaard, Chairman of the Board at Evaxion.

“It has been a pleasure to serve as CEO of Evaxion and working with the tremendous team of employees to ensure progress in numerous areas during my time here. I hope the progress will continue and look forward to following Evaxion from the outside”, says Christian Kanstrup.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.